82-1961

02028084

MARKS &
SPENCER

Michael House
Baker Street
London W1U 8EP
Tel 020 7935 4422
www.marksandspencer.com

Mr D H Wollmuth
Wollmuth Maher & Deutsch LLP
500 Fifth Avenue
New York
New York 10110

Date 8 March 2002

Dear Mr Wollmuth

STOCK EXCHANGE ANNOUNCEMENT

I enclose a copy of an announcement which was released to the Stock Exchange today. I would be grateful if you could ensure this is filed with the Securities and Exchange Commission. I also enclose a duplicate set which should be date stamped by the SEC and retained by your office to confirm filing.

In addition I enclose a copy of the Announcement for your information.

Yours sincerely

P A Farrell

PATRICIA FARRELL
COMPANY SECRETARIAT
Room B130
020 7268 3377
Fax: : 020 7268 2440
Pat.Farrell@mark-and-spencer.com

dlw 3/29

8 March 2002

NEW NON-EXECUTIVE DIRECTOR TO JOIN MARKS & SPENCER

Marks and Spencer p.l.c. today announces the appointment of Paul Myners as a Non-Executive Director with effect from Tuesday 2 April 2002 of its new holding company, Marks and Spencer Group p.l.c.

Paul Myners, 53, is a leading figure in the City following a successful career in investment management. After graduating with a First Class Honours degree he worked for two years as a financial journalist with the Daily Telegraph. Then in 1974 he started his banking career with N M Rothschild where he was appointed to the board aged 29. He worked in Kuala Lumpur and Hong Kong before returning to London in 1983.

In 1985 he was appointed Chief Executive at Gartmore becoming Executive Chairman in 1987 and serving on the board of the parent company, British & Commonwealth from 1986 to 1990. In 1996 Gartmore was acquired by the NatWest Group when Paul assumed responsibility for the investment management and private equity activities of NatWest, being appointed to the Group board the following year with additional responsibility for Coutts & Co and NatWest's insurance, offshore banking and stockbroking activities. Gartmore was sold to Nationwide Mutual of Ohio in May 2000 when he remained as Chairman to facilitate the transition, retiring in December 2001.

Paul Myners has long played a part in public life leading to his most recent report on institutional investment, with all recommendations now being accepted by the Government.

His current directorships include Chairman of Guardian Media Group, Non-Executive Director of mm02 and his most recent appointment to the board of the Bank of New York. He is a City Disputes Panellist, a member of the Financial Reporting Council and Chairman of the Lloyd's of London Investment Committee. Amongst his non-business activities, Paul is a Trustee of The Royal Academy, a Fellow of the Royal Society of Arts and Chairman designate of the Tate St Ives.

Luc Vandevelde, Chairman and Chief Executive, said : "I am delighted that Paul is joining the board of Marks and Spencer Group p.l.c.. His considerable experience will complement the diverse talent of our board. He will also add significant authority to our non-executive membership during a very exciting time in the Company's future development."

For further information, please contact :

Cheryl Kuczynski, Marks & Spencer's Corporate Press Office 020 7268 6436 or 1919

MARKS & SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA

Our ref: File No. 82.1961
Your ref:

8 March 2002

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

I enclose a copy of an announcement which was made to the London Stock Exchange this morning which is being supplied as a follow up for our existing exemption.

Yours faithfully

P A Farrell

PATRICIA FARRELL
Company Secretariat
020 7268 3377

8 March 2002

NEW NON-EXECUTIVE DIRECTOR TO JOIN MARKS & SPENCER

Marks and Spencer p.l.c. today announces the appointment of Paul Myners as a Non-Executive Director with effect from Tuesday 2 April 2002 of its new holding company, Marks and Spencer Group p.l.c.

Paul Myners, 53, is a leading figure in the City following a successful career in investment management. After graduating with a First Class Honours degree he worked for two years as a financial journalist with the Daily Telegraph. Then in 1974 he started his banking career with N M Rothschild where he was appointed to the board aged 29. He worked in Kuala Lumpur and Hong Kong before returning to London in 1983.

In 1985 he was appointed Chief Executive at Gartmore becoming Executive Chairman in 1987 and serving on the board of the parent company, British & Commonwealth from 1986 to 1990. In 1996 Gartmore was acquired by the NatWest Group when Paul assumed responsibility for the investment management and private equity activities of NatWest, being appointed to the Group board the following year with additional responsibility for Coutts & Co and NatWest's insurance, offshore banking and stockbroking activities. Gartmore was sold to Nationwide Mutual of Ohio in May 2000 when he remained as Chairman to facilitate the transition, retiring in December 2001.

Paul Myners has long played a part in public life leading to his most recent report on institutional investment, with all recommendations now being accepted by the Government.

His current directorships include Chairman of Guardian Media Group, Non-Executive Director of mm02 and his most recent appointment to the board of the Bank of New York. He is a City Disputes Panellist, a member of the Financial Reporting Council and Chairman of the Lloyd's of London Investment Committee. Amongst his non-business activities, Paul is a Trustee of The Royal Academy, a Fellow of the Royal Society of Arts and Chairman designate of the Tate St Ives.

Luc Vandevelde, Chairman and Chief Executive, said : "I am delighted that Paul is joining the board of Marks and Spencer Group p.l.c.. His considerable experience will complement the diverse talent of our board. He will also add significant authority to our non-executive membership during a very exciting time in the Company's future development."

For further information, please contact :

Cheryl Kuczynski, Marks & Spencer's Corporate Press Office 020 7268 6436 or 1919